================================================================================

ALLOCATION OF
ASSETS TO ADVISORS

              JAN 1      DEC 1
              2000       1999
              -----      -----
Beacon
                4%         9%
Bridgewater
               33%         0%
Dreiss
                0%        17%
Grinham
               25%        25%
Hirst
                0%        14%
Sunrise
               17%      17.5%
Transtrend
               21%      17.5%

================================================================================



KENMAR GLOBAL TRUST
DECEMBER 1999 SUMMARY


January 14, 2000


Markets were thinly traded in December, producing sharp--some would say exaggerated--price movements in key sectors. Given the resulting decline in liquidity, "much ado" about Y2K concerns, and the heightened risk both implied, we took discretionary action, effectively pulling out of most markets toward the end of December. Kenmar Global Trust ("KGT") recorded gains in key financial and energy markets in December. These gains were offset by declines in currency markets, resulting in KGT's ending the month down slightly (-0.9%). As of December 31, 1999, the Net Asset Value per Unit was $99.58, net of fees and expenses. Year-to-date performance is down (12.0%).

KGT-AN EXCITING NEW STORY
Last month, as we mentioned in our previous letter, we had begun the process of making significant structural changes in the KGT portfolio. As a result, allocations were changed, some traders were eliminated, and new traders were added. The new mix maintains KGT's participation in highly diversified global markets while offering a broader range of trading strategies. In particular, while the majority of the original portfolio's traders were long-term trend followers, the new portfolio consists of 60% fundamental (non-technical) and short-term trend followers--a strategic shift reflecting the increasing volatility of markets and paucity of long-term trends in 1999. Details of these changes can be found in KGT's new prospectus which is now available.

INVESTMENT PHILOSOPHY
KGT's assets are being allocated to two groups of trading advisors: a core group and a non-core group. The percentage of KGT assets allocated to the core advisors will change over time, as a result of differing performance results and due to allocation and reallocation decisions by Kenmar. The percentage of KGT assets allotted to the non-core group of traders (each with less than 10%) will be allocated and reallocated to these advisors as part of a strategic effort to potentially enhance performance. Such allocation decisions will be based on a variety of considerations which may include, but are not limited to: focus on a particular market or sector; cyclical performance analysis; or strategy diversification. (For example, changes in the trading environment may require a greater emphasis on shorter term trend-following strategies than on longer term, or on fundamental strategies over technical.) This methodology is intended to augment the ongoing portfolio performance and risk management of KGT.

REALLOCATIONS
Allocations to Willowbridge Associates, Hyman Beck & Company and Hirst Investment Management have been eliminated. Sunrise Capital Partners, a longer-term technical trend follower, remains in KGT's line-up. New traders in the core group are Transtrend B.V. (longer-term technical trend-follower), Grinham Managed Futures Pty. Ltd. (shorter-term technical trend follower) and Bridgewater Associates (fundamental non-technical). As for the non-core traders, Beacon Management Corporation (longer-term technical trend-follower) has received an initial allocation of 4%. Dreiss Research has been reassigned as a non-core trader with no initial allocation.

We believe the above changes may result in a portfolio that offers the potential for a more consistent level of returns and lower risk given the substantial changes in our trading environment. We wish to thank our investors for their confidence in KGT's long-term potential during what has been one of the most challenging periods for the managed futures industry as a whole.

To the best of my knowledge and belief, the above information is accurate and complete.



Sincerely,



/s/ ROBERT L. CRUIKSHANK
---------------------------------------
    Robert L. Cruikshank
    Executive Vice President
    Kenmar Advisory Corp., as Managing Owner
    Kenmar Global Trust

                              KENMAR GLOBAL TRUST
                          UNAUDITED ACCOUNT STATEMENT
                     FOR THE MONTH ENDING DECEMBER 31, 1999





                           STATEMENT OF INCOME(LOSS)


TRADING INCOME (LOSS)
Realized Trading Gain/(Loss)                                     $1,322,719.64
Change in Unrealized Gain/(Loss)                                ($1,334,899.00)
Gain/(Loss) on Other Investments                                     $2,194.21
Brokerage Commission                                              ($245,859.97)
                                                                 -------------
Total Trading Income                                              ($255,845.12)

EXPENSES
Audit Fees                                                                0.00
Administrative and Legal Fees                                       $69,918.30
Management Fees                                                          $0.00
Incentive Fees                                                      $13,388.16
Other Expenses                                                           $0.00
                                                                 -------------
Total Expenses                                                      $83,306.46

INTEREST INCOME                                                     $90,041.86

NET INCOME(LOSS) FROM THE PERIOD                                  ($249,109.72)
                                                                 =============



                  STATEMENT OF CHANGES IN NET ASSET VALUE(NAV)



Beginning of Month              $26,821,085.13
Addition                                 $0.00
Withdrawal                      ($3,794,622.55)
Net Income/(Loss)                 ($249,109.72)
                               ---------------
Month End                       $22,777,352.85

Month End NAV Per Unit                  $99.58

Monthly Rate of Return                   -0.93%
Year to Date Rate of Return             -12.03%




         To the best of our knowledge and belief, the information above is accurate and complete:


Kenneth A. Shewer, Chairman                          Marc S. Goodman, President

                   Kenmar Advisory Corp., General Partner of
                               Kenmar Global Trust